                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the Month of May 2001
                                            --------------------

                           PETROLEUM GEO-SERVICES ASA
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                                 Strandveien 50E
                                   P.O. Box 89
                                 N-1325 Lysaker
                                     Norway
                    ----------------------------------------
                    (Address of principal executive offices)


                  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F  X      Form 40-F
                                ---                ---

                  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes         No  X
                                ---         ---

                  THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENTS OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NOS. 333-90379, 333-9518 AND 333-9520) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).

                    [PETROLEUM GEO-SERVICES ASA LETTERHEAD]

                                                                        EARNINGS
--------------------------------------------------------------------------------

FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE

J. CHRIS BOSWELL, SVP & CFO                                       April 25, 2001
SAM R. MORROW, SVP Finance & Treasurer
PHONE:  +1-281-589-7935
ERIK HOKHOLT, Director Financial Planning & European IR
PHONE:  +47 67 52 64 00

Petroleum Geo-Services Releases

First Quarter 2001 Results


Financial Highlights

    o First quarter Geophysical Services revenue increases 14% over the 2000 first quarter

    o First quarter Production Services revenue decreases 16% over the 2000 first quarter, primarily due to the upgrade of two FPSOs during the period

    o    First quarter operating profit margin (before unusual items) is 12%

    o    First quarter diluted earnings per share (before unusual items) is
         $0.04

    o PGS closes on the sale of its global Petrobank data management business and related software to Landmark Graphics, a subsidiary of Halliburton, for $175.0 million in cash

    o First quarter results include an unusual net after tax gain of $101.5 million, or $0.99 per share, related to several unusual items

    o PGS completes a $240 million limited recourse asset securitization related to a portion of its multi-client data library

Operating Highlights

    o PGS secures a strong backlog of contract seismic work with improved margins that extends through the third quarter of 2001

    o The Ramform Banff resumed production on the Banff field and has demonstrated significantly improved motion characteristics and steady production with 99% uptime since returning to the field

    o Petrojarl 1 continues to undergo class work and topsides modifications in preparation for the start of production on the Glitne field in the Norwegian sector of the North Sea, expected early in the third quarter of 2001

    o PGS announces the appointment of Diz Mackewn as the new President of the PGS Geophysical Services Group

         HOUSTON, TEXAS; OSLO, NORWAY; APRIL 25, 2001: -- Petroleum Geo-Services ASA (NYSE: PGO; OSE: PGS) reported today first quarter revenue of $209.4 million, only 2% lower than first quarter 2000, despite the loss of revenue from two FPSOs that were undergoing shipyard upgrades during the period. PGS' revenue mix of Geophysical Services and Production Services for the 2001 first quarter was 55% and 45%, respectively.

--------------------------------------------------------------------------------

         First quarter operating profit (before unusual items) was $25.5 million, 6% lower than 2000's first quarter operating profit. First quarter operating profit margin (before unusual items) was relatively flat, with 12% for 2001 and 13% for 2000. While the overall operating profit was down as compared to the comparable period of the prior year, the Geophysical Services business experienced an 11% increase in operating profit while Production Services, as a result of the aforementioned FPSOs undergoing shipyard modifications, had a decrease of 11%.

         Included in unusual items, net in the 2001 first quarter is a $111.9 million after-tax gain related to the sale of PGS' Petrobank data management business and related software to Halliburton and the successful resolution of various tax contingencies. These gains were partially offset by $10.4 million in after-tax charges related to reorganization costs, including severance for the departure of several members of management during the period and the expected cost of the resolution of various pending litigation matters.

         First quarter net income (before unusual items) was $3.9 million, versus comparable net income of $6.7 million for the 2000 first quarter. First quarter diluted earnings per share (before unusual items) were $0.04, versus a comparable $0.06 for the 2000 first quarter.

         Reidar Michaelsen, Chairman of the Board and Chief Executive Officer, stated, "This quarter has been very significant for the future development of PGS. We have made several changes to our organization. With Diz Mackewn now leading the Geophysical Services Group and Kaare Gisvold leading one of the industry's most experienced FPSO operations, I believe PGS is well positioned to capture greater market share in its two core businesses. In general, the seismic market is now behaving much better and we see an increase in future demand for our data library and a more balanced supply and demand picture, particularly in the North Sea, Canada and the Asia Pacific regions. As a result, our seismic fleet is experiencing the strongest contract backlog in several years. While our Production Services revenue was lower than originally anticipated, the successful resumption of production by the Ramform Banff in March and the anticipated return of the Petrojarl 1 in July 2001 will increase this revenue going forward."

         Michaelsen went on to say, "We are also pleased with closing on the sale of our Petrobank data management business and related software to Landmark Graphics, a subsidiary of Halliburton. This transaction demonstrates our continued commitment to dispose of non-core businesses, refocus our operations towards our core competencies and reduce our debt level. Our continuing relationship with Halliburton as a result of this transaction should create additional shareholder value through new outlets for our geophysical data and technology. Additionally, the successful securitization of future multi-client data library sales represents a groundbreaking transaction that further reaffirms the quality of our seismic data. The proceeds will be repaid solely from future data sales and PGS and its shareholders will retain all of the future upside."

REVIEW OF GEOPHYSICAL SERVICES OPERATIONS

         For the first quarter, PGS' Geophysical Services revenue totaled $116.1 million, up 7% and 14% from the fourth and first quarters of 2000, respectively. The first quarter increase between 2001 and 2000 was primarily attributable to higher contract seismic revenue. Multi-client seismic revenue for the first quarter was $59.1 million, an increase of 5% from the


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                                                                          Page 2
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same period of 2000, and carried an average amortization rate of 67%, versus
57% for the comparable period of 2000. Total first quarter operating profit (before unusual items) from Geophysical Services was $7.1 million.

         Sustained higher oil and gas prices have led industry analysts to increase estimates for exploration and development spending in 2001 and 2002. PGS expects that a growing portion of this greater oil and gas company spending will be focused on the application of enhanced production techniques - such as PGS' PetroTrac(TM) suite of advanced seismic tools - to existing reservoirs. Additionally, these higher prices should lead to increased exploration offshore Brazil and West Africa and in the Asia Pacific region, the North Sea, and deepwater Gulf of Mexico - areas where PGS has focused its multi-client activity. The future award of exploration and development licenses by host countries in West Africa and the Asia Pacific region should result in incremental revenue to PGS from uplift fees due under previously executed multi-client sales contracts. PGS also expects that a rapidly growing contract market for its high-density Ramform reservoir characterization services will result in a significant increase in marine contract activity. Furthermore, seismic activity should increase as oil and gas companies look for additional drilling prospects to offset declining production. PGS expects that the improved contract market will result in reduced levels of multi-client investment in the future.

REVIEW OF PRODUCTION SERVICES OPERATIONS

         The upgrade of the process capability of the Petrojarl I continued throughout the first quarter and the FPSO remains scheduled to begin production of the Glitne field early in the third quarter of 2001. This upgrade, necessary to prepare the vessel for the Glitne Contract, also positions the vessel for further work in the Norwegian sector of the North Sea. The Petrojarl I is expected to remain in production on the Glitne field for twenty-six to thirty months, with the first eighteen months non-cancelable. On March 29, 2001, the re-tooled Ramform Banff resumed production on the Banff field. The Ramform Banff suspended operations in September 2000 to undergo a comprehensive modification program designed to improve vessel roll motions and general vessel operability and to repair damage incurred during extreme weather earlier in the year. Based upon experience to date, we believe the modifications have been successful in addressing previous operational problems. In addition, PGS has filed significant insurance claims which, in total, amount to more than $40 million.

         For the first quarter, Production Services revenue totaled $93.3 million, down 8% and 16% from the fourth and first quarters of 2000, respectively. The year over year revenue decrease was primarily attributable to the ongoing upgrade of the Petrojarl I, which did not operate during the first quarter of 2001, the Ramform Banff, which resumed production on the Banff field on March 29 and lower platform services activity. These decreases were partially offset by higher revenue from the spot charter of excess shuttle tanker capacity. First quarter operating profit (before unusual items) from Production Services was $18.4 million, representing a 20% operating profit margin.

                     * * * * * * * * * * * * * * * * * * * *

         Petroleum Geo-Services' first quarter earnings conference call is scheduled for April 25, 2001 at 9:30 a.m. EST. Interested parties may listen to the call via Petroleum Geo-Services' web site at www.pgs.com. PGS suggests that you connect with the site at least fifteen minutes prior to the call to ensure adequate time for any software download that may be needed to hear the call. There will be a digital replay of the conference call beginning at 11:30 a.m. EST on the day of the call through Wednesday, May 2, 2001 at 1-800-468-0325 or 1-402-998-0109 for international callers (Passcode: PGS Conference Call).


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                                                                          Page 3

                     * * * * * * * * * * * * * * * * * * * *

         Petroleum Geo-Services is a technologically-focused oilfield service company principally involved in two businesses: Geophysical Services and Production Services. PGS acquires, processes, manages and markets 3D, time-lapse and multi-component seismic data. These data are used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' PetroTrac(TM) suite of advanced geophysical technologies allows oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its Production Services business, PGS owns four floating production, storage and offloading systems ("FPSOs") and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

                     * * * * * * * * * * * * * * * * * * * *

         The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in, or implied by, such forward-looking statements.

                         - FINANCIAL TABLES TO FOLLOW -

           TO ACCESS MORE INFORMATION, VISIT OUR WEB SITE: www.pgs.com


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                                                                          Page 4

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Operations(1)

                                                                Quarter ended            Year ended
                                                                  March 31,              December 31,
                                                       ------------------------------    -------------
(In thousands of dollars, except for share data)           2001               2000            2000
                                                       -------------    -------------    -------------
 Revenue                                               $     209,415    $     212,730    $     906,233
                                                       -------------    -------------    -------------

 Cost of sales                                               101,183          102,712          423,122
 Depreciation and amortization                                61,798           61,640          258,484
 Research and technology costs                                   756            2,657            6,677
 Selling, general and administrative costs                    20,141           18,580           75,938
 Unusual items, net(2)(3)                                   (101,451)              --          226,512
                                                       -------------    -------------    -------------
      Total operating expenses                                82,427          185,589          990,733
                                                       -------------    -------------    -------------
 Operating profit (loss)                                     126,988           27,141          (84,500)
 Financial expense, net(4)                                   (22,966)         (29,937)        (122,933)
 Other income, net                                              (818)           2,811            9,004
                                                       -------------    -------------    -------------
 Income (loss) before income taxes                           103,204               15         (198,429)
 Provision (benefit) for income taxes                         (2,110)          (6,644)         (10,855)
                                                       -------------    -------------    -------------
      NET INCOME (LOSS)                                $     105,314    $       6,659    $    (187,574)
                                                       =============    =============    =============

 Basic earnings (loss) per share                       $        1.03    $        0.07    $       (1.84)
                                                       =============    =============    =============
 DILUTED EARNINGS (LOSS) PER SHARE                     $        1.03    $        0.06    $       (1.84)
                                                       =============    =============    =============

 Basic shares outstanding                                102,347,987      101,596,483      102,020,830
                                                       -------------    -------------    -------------
 Diluted shares outstanding                              102,362,158      102,656,325      102,020,830
                                                       =============    =============    =============

NOTES:

(1) Certain reclassifications have been made to conform prior year amounts with the current year presentation.

(2) Unusual items, net for the year ended December 31, 2000 includes the following impairment charges: $166.5 related to the multi-client library, $148.8 million related to property, equipment and other assets, and $50.5 million related to loss contracts. Unusual items, net also includes a $26.0 million gain associated with the resolution of a UK lease contingency and a $54.7 million gain associated with the sale of PGS' shares in Spinnaker Exploration Company. The tax effects of these unusual items and certain unusual tax costs aggregate to a $58.5 million benefit that is also included in unusual items, net.

(3) Unusual items, net for the first quarter ended March 31, 2001 includes a $111.9 million after-tax gain related to the sale of PGS' global Petrobank data management business and related software to Halliburton and the successful resolution of various tax contingencies. These gains were partially offset by $10.4 million in after-tax charges related to reorganization costs, including severance for the departure of several members of management during the period and the expected cost of the resolution of various pending litigation matters.

(4) For information regarding the $143.8 million liquidation amount of 9.625% trust preferred securities issued by PGS Trust I, a statutory business trust formed by the Company, see Note 9 in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999. Financial expense, net for the first quarters ended March 31, 2001 and 2000 and the year ended December 31, 2000 includes $3.8 million, $3.7 million and $14.8 million, respectively, in minority interest related to the trust's securities. The sole assets of the trust are junior subordinated debentures of the Company that bear interest at a rate of 9.625% per year and mature on June 30, 2039. As of December 31, 2000, the trust held $148.2 million principal amount of such debentures.

                           Petroleum Geo-Services ASA
                         Consolidated Balance Sheets(1)

                                                                                   March 31,    December 31,
(In thousands of dollars, except for share data)                                     2001           2000
                                                                                  -----------   ------------
 ASSETS
 Cash and cash equivalents                                                        $   134,371    $   145,215
 Accounts receivable, net                                                             247,609        245,200
 Other current assets                                                                  80,529         88,360
                                                                                  -----------    -----------
      Total current assets                                                            462,509        478,775
 Multi-client library, net                                                            898,081        847,102
 Property and equipment, net                                                        2,438,907      2,378,500
 Goodwill and other long-term assets, net                                             551,771        578,134
                                                                                  -----------    -----------
      TOTAL ASSETS                                                                $ 4,351,268    $ 4,282,511
                                                                                  ===========    ===========

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Short-term debt and current portion of long-term debt and
      capital lease obligations                                                   $   279,942    $    23,892
 Accounts payable and accrued expenses                                                335,274        299,102
 Income taxes payable                                                                  84,628         77,464
                                                                                  -----------    -----------
      Total current liabilities                                                       699,844        400,458
 Long-term debt                                                                     1,843,199      2,159,421
 Long-term capital lease obligations                                                    9,571         12,560
 Other long-term liabilities                                                           76,913         78,471
 Deferred income taxes                                                                115,560         96,260
                                                                                  -----------    -----------
      Total liabilities                                                             2,745,087      2,747,170
                                                                                  -----------    -----------
 Commitments and contingencies
 Guaranteed preferred beneficial interest in PGS junior
      subordinated debt securities(4)                                                 140,293        140,050
 Shareholders' equity:
      Common stock, par value NOK 5; issued & outstanding 102,347,987 shares
         at March 31, 2001 and December 31, 2000, respectively                         70,542         70,542
      Additional paid-in capital                                                    1,215,793      1,215,884
      Retained earnings                                                               245,125        139,811
      Accumulated other comprehensive loss                                            (65,572)       (30,946)
                                                                                  -----------    -----------
      Total shareholders' equity                                                    1,465,888      1,395,291
                                                                                  -----------    -----------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $ 4,351,268    $ 4,282,511
                                                                                  ===========    ===========

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Cash Flows(1)

                                                                                  Quarter ended           Year ended
                                                                                     March 31,           December 31,
                                                                              ----------------------    --------------
(In thousands of dollars)                                                       2001          2000           2000
                                                                              ---------    ---------    --------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)                                                       $ 105,314    $   6,659    $     (187,574)
      Adjustments to reconcile net income (loss) to
          net cash provided by operating activities:
          Depreciation and amortization charged to expense                       61,798       61,640           258,484
          Non-cash unusual items and gain on sale of subsidiary, net           (101,451)          --           197,331
          Benefit for deferred income taxes                                      (3,705)      (6,644)          (15,443)
          Working capital changes and other items                                (1,131)      (5,536)          (85,343)
                                                                              ---------    ---------    --------------
      Net cash provided by operating activities                                  60,825       56,119           167,455
                                                                              ---------    ---------    --------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment in multi-client library                                        (75,296)     (71,895)         (270,241)
      Capital expenditures                                                     (108,283)     (20,092)         (126,883)
      Sale of investment in affiliated company                                       --           --           150,508
      Sale of subsidiary                                                        175,000           --                --
      Other items, including net proceeds from UK leases                         (1,268)      (2,735)          (12,086)
                                                                              ---------    ---------    --------------
      Net cash (used in) investing activities                                    (9,847)     (94,722)         (258,702)
                                                                              ---------    ---------    --------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
      Net proceeds from issuance of long-term debt                                   --      223,845           223,845
      Net proceeds from issuance of common stock                                     --        1,555             7,425
      Repayment of long-term debt                                                (1,456)      (3,826)          (15,447)
      Net increase (decrease) in revolving and short-term debt                  (57,843)    (179,909)          (34,409)
      Principal payments under capital lease obligations                         (2,392)      (1,804)           (7,775)
      Lease financing of owned equipment                                             --           --                --
                                                                              ---------    ---------    --------------
      Net cash (used in) provided by financing activities                       (61,691)      39,861           173,639
                                                                              ---------    ---------    --------------
      Effect of exchange rate changes in cash and cash equivalents                 (131)         (69)             (221)
      Net increase in cash and cash equivalents                                 (10,844)       1,189            82,171
      Cash and cash equivalents at beginning of period                          145,215       63,044            63,044
                                                                              ---------    ---------    --------------
 CASH AND CASH EQUIVALENTS AT END OF PERIOD                                   $ 134,371    $  64,233    $      145,215
                                                                              =========    =========    ==============

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    PETROLEUM GEO-SERVICES ASA
                                    --------------------------
                                          (Registrant)


                                    By:       /s/ William E. Harlan
                                       -----------------------------------------
                                                  William E. Harlan
                                        Vice President, Chief Accounting Officer
                                                  and Controller


Date:    May 1, 2001